Exhibit 99.2

VOTE BY INTERNET - www.proxyvote.com Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on June 21, 2020 for shares held directly and by 11:59 P.M. ET on June 17, 2020 for shares held in a Plan. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. MANCHESTER UNITED PLC SIR MATT BUSBY WAY, OLD TRAFFORD MANCHESTER M16 0RA UNITED KINGDOM ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on June 21, 2020 for shares held directly and by 11:59 P.M. ET on June 17, 2020 for shares held in a Plan.Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. The Board of Directors recommends you vote FOR the following: 1. Election of Directors Nominees Avram Glazer For 0 0 0 0 0 0 0 0 0 0 Against 0 0 0 0 0 0 0 0 0 0 Abstain 0 0 0 0 0 0 0 0 0 0 01 For 0 0 Against 0 0 Abstain 0 0 02 Joel Glazer 11 Manu Sawhney 03 Edward Woodward 12 John Hooks 04 Richard Arnold NOTE: Such other business as may properly come before the meeting or any adjournment thereof. 05 Cliff Baty 06 Kevin Glazer 07 Bryan Glazer 08 Darcie Glazer Kassewitz 09 Edward Glazer 10 Robert Leitâo Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date 0000457380_1 R1.0.1.18

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Annual Report, Notice & Proxy Statement are available at www.proxyvote.com MANCHESTER UNITED PLC Annual Meeting of Shareholders June 22, 2020 3:30 PM This proxy is solicited by the Board of Directors The undersigned hereby appoints Edward Woodward, Cliff Baty, Mitchell Nusbaum and Christopher Rodi, and each of them, with full power of substitution and power to act alone, as proxies to vote all the Class A Ordinary Shares and/or Class B Ordinary Shares which the undersigned would be entitled to vote if personally present and acting at the Annual Meeting of Shareholders of Manchester United PLC, to be held June 22, 2020 at 3:30 PM ET, in the offices of Woods Oviatt Gilman LLP, Located at 1900 Bausch and Lomb Place, Legacy Tower, Rochester, NY 14604, and at any adjournments or postponements thereof, as follows: This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Continued and to be signed on reverse side 0000457380_2 R1.0.1.18